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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[X]
Securities Act Rule 802 (Exchange Offer)	[ ]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [ ]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

VTB Bank (open joint-stock company)
(Name of Subject Company)

Not Applicable
(Translation of Subject Company’s Name into English (if applicable))

Russian Federation
(Jurisdiction of Subject Company’s Incorporation or Organization)

VTB Bank (open joint-stock company)
(Name of Person(s) Furnishing Form)

Ordinary Shares with a nominal value of 0.01 Rubles each
(Title of Class of Subject Securities)

Not applicable
(CUSIP Number of Class of Securities (if applicable)) Herbert Moos Federation Tower West, Presnenskayana Emb. 123100 Moscow Russian Federation Telephone: +7 (495) 287-68-40

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

April 30, 2013
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)	Non-binding English translation of the Russian Notice of Pre-emptive Right Exercise.(1)
____________________

(1)	Filed herewith.

Item 2. Informational Legends

A legend compliant with Rule 801(b) under the Securities Act of 1933, as amended, has been included in prominent portions of the documents referred to in Part I and Part II.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(a)	Non-binding English translation of the Russian Decision on Additional Issuance of Shares.(1)

(b)	Non-binding English translation of the Russian Securities Prospectus.(1)
____________________

(1)	Filed herewith.

PART III - CONSENT TO SERVICE OF PROCESS

Concurrently with the furnishing of this Form CB to the Securities and Exchange Commission (the "Commission"), VTB Bank is filing a written irrevocable consent and power of attorney with the Commission on Form F-X. VTB Bank will promptly communicate any change in the name or address of its agent for service to the Commission by amendment of the Form F-X.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Andrei L. Kostin
(Signature)

Andrei L. Kostin
President and Chairman of the Management Board

(Name and Title)

May 1, 2013
(Date)